FEDERATED HIGH YIELD TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 17, 2018

David Orlic

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED HIGH YIELD TRUST (the “Trust”)

Federated High Yield Trust (the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

Service Shares

Class R6 Shares

Class T Shares

1933 Act File No. 2-91091

1940 Act File No. 811-4018

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to your comments provided orally on April 4, 2018 on its Rule 485(a) Post-Effective Amendment No. 66 and Amendment No. 62, with respect to the Fund, submitted on February 16, 2018.

Comment 1. Throughout the document, there are many notations “To Be Filed by Amendment,” please explain why these notations appear throughout the document.

Response: These notations reference that all financial information will be updated concurrent with the 485(b) filing.

Comment 2. With respect to Footnote 2 in the “Risk/Return Summary: Fees and Expenses,” please identify the components of other expenses that are different for the R6 Shares. Otherwise, please delete this footnote.

Response: The Registrant will delete Footnote 2 as the share class has been in operation for a year.

Comment 3. What are the Fund’s Main Investment Strategies?: We note that the Fund invests in fixed-income securities. Please disclose any requirements as to maturity and duration when discussing fixed-income securities.

Response: The Registrant confirms that the Fund’s investments in fixed-income securities are not managed to a duration or maturity range.

Comment 4. What are the Fund’s Main Investment Strategies?: We note that the Fund may invest in derivative contracts to implement its investment strategies. Please revise the disclosure to clarify that derivatives counted within the Fund’s 80% policy will be calculated at “market value” and not “notional value.”

Response: The Registrant confirms that the derivatives counted within the Fund’s 80% policy will be calculated at market value and not notional value. The Registrant is not aware of a requirement to specifically disclose this in the prospectus and, while confirming the above, respectfully declines to amend its disclosure.

Comment 5. Summary Risk Associated with Noninvestment-Grade Securities: Please add disclosure that these investments are considered speculative in terms of the issuer’s ability to pay interest and repay principal.

Response: The Registrant notes that the Fund’s summary investment strategy characterizes the noninvestment-grade, fixed-income securities in which the Fund invests as “junk bonds.” The Registrant believes that the strategy disclosure, together with the existing summary Risk Associated with Noninvestment-Grade Securities, appropriately identifies the nature of these securities. However, in light of the Staff’s comment, the Registrant will revise both the summary and full risk factors to include the requested disclosure (addition is underlined):

Summary Risk

“Risk Associated with Noninvestment-Grade Securities. Securities rated below investment grade may be subject to greater interest rate, credit and liquidity risks than investment-grade securities. These securities are considered speculative with respect to the issuer’s ability to pay interest and repay principal.”

Full Risk

“Risk Associated with Noninvestment-Grade Securities

Securities rated below investment grade, also known as junk bonds, generally entail greater economic, credit and liquidity risks than investment-grade securities. For example, their prices are more volatile, economic downturns and financial setbacks may affect their prices more negatively, and their trading market may be more limited. These securities are considered speculative with respect to the issuer’s ability to pay interest and repay principal.”

Comment 6. Risk/Return: Bar Chart and Table Introductory Paragraph: Instead of stating “The Average Annual Total Return Table shows returns for each class averaged over the stated periods, and includes comparative performance information,” please track the language in Form N-1A to describe that the Fund compares its returns with those of a broad measure of market performance as well as Funds with similar investment objectives.

Response: The Registrant will revise the relevant portion of the introductory paragraph (deletions are stricken and additions are underlined):

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods compared to a broad-based securities market index and to an index of funds with similar investment objectives. ~~, and includes comparative performance information~~. The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results. Updated performance information for the Fund is available under the “Products” section at FederatedInvestors.com or by calling 1-800-341-7400.”

Comment 7. Average Annual Total Return Table: With respect to the last sentence of the first paragraph, “The performance information has also been adjusted to reflect any applicable differences between the sales loads and charges imposed on the purchase and redemption of Class A, C, IS and R6 shares, as well as, the removal of any voluntary waivers/reimbursements of Fund expenses that may have occurred during the periods prior to the commencement of operations of the A, C, IS and R6 shares.” Please revise to include reference to contractual waivers and reimbursements, as well as voluntary waivers and reimbursements per the Quest for Value Dual Purpose Fund, Inc. No Action Letter (Pub. Avail. Feb 28, 1997) (“Quest for Value”).

Also, please disclose that:

1.	The returns for the newer classes prior to their commencement would have been substantially similar to the returns of the SS Class for the same periods because the newer classes are invested in the same portfolio of securities as the SS Class and the annual returns would differ only to the extent that the newer classes do not have the same expenses as the SS Class.

2.	For any class that has higher expenses than the SS Class, for example, the C Class, performance would have been lower for those classes than the SS Class.

Finally, no adjustments can be made for a newer class that has lower expenses than the SS Class, for example, the IS & R6 Classes, other than as a result of sales load. Consider disclosing which newer classes were subject to adjustment.

Response: With respect to the comment on voluntary waivers, while the Registrant acknowledges that the current disclosure discusses voluntary waivers, in practice these waivers function for all intents and purposes as contractual waivers. The Fund’s Adviser enters into these voluntary waivers in agreement with the Fund’s Board of Trustees (Board) unless or until the Fund’s Board terminates or increases the waiver, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to its disclosure regarding waivers and reimbursements.

With respect to the remaining comments, the Registrant acknowledges the Staff’s request. The Registrant respectfully believes that the Fund’s current disclosure is clear and consistent with the requirements of Form N-1A, and therefore respectfully declines to incorporate the change at this time due to the complex-wide implications requiring coordination with internal accounting, expense and legal business units to make these changes effectively. However, the Registrant undertakes to review the disclosure and consider applicable revisions going forward.

Comment 8: Asset-Backed Securities (ABS): Please disclose the types and percentage of the Fund’s assets expected to be invested in ABS. Also, disclose the percentage of these that are expected to be noninvestment-grade or unrated and of comparable quality.

Response: The Registrant confirms that the Fund’s investments in ABS are currently non-principal. Accordingly, the ABS securities description and corresponding risk will be moved to the SAI. The Registrant notes that ABS, as fixed-income investments, are subject to the Fund’s 80% policy. In addition, the quality of fixed-income securities in which the Fund invests, as disclosed in the Prospectus, are applicable to asset-backed securities.

Comment 9: Asset Segregation: If the Fund writes credit default swaps, please disclose that the Fund will cover with cash or readily marketable securities the full notional amount of the obligations.

Response: The Registrant confirms that the Fund will segregate liquid assets in an amount equal to the full notional amount to cover any credit default swaps that it writes. The Registrant respectfully notes that it provides appropriate “Asset Segregation” disclosure in the prospectus, which states that the Fund will “set aside cash or readily marketable securities.” In addition, the Registrant notes that there is related additional disclosure in the Fund’s SAI under “Asset Segregation.” Therefore, the Registrant respectfully declines to make changes to its disclosure.

Comment 10. Liquidity Risk: We note the second sentence under Liquidity Risk: “Trading opportunities are more limited for CMOs that have complex terms or that are not widely held.” Please add CMOs to the principal strategy or revise the disclosure here to remove CMOs. If the Fund invests in CMOs, please disclose the types and percentage of the Fund’s assets expected to be invested in CMOs. Also, disclose the percentage of these that are expected to be noninvestment-grade or unrated comparable quality.

Response: The Registrant confirms that the Fund does not have a present or future intention to invest in CMOs. Accordingly, the reference to CMOs will be removed in the risk factor.

Comment 11. Interest Rate Risk: With respect to the section “Interest Rate Risk,” the second paragraph discusses duration. Specifically, please revise the last sentence of that paragraph so that it conforms to the guidance in Investment Management Update No. 2016-02 requiring an example of how duration is calculated and explaining the effect of maturity, duration and credit quality on the Fund’s investments.

Response: The Registrant will revise the disclosure so that “Interest Risk” reads as follows (additions are underlined):

Prices of fixed-income securities rise and fall in response to changes in interest rates. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged.

The longer the duration of a fixed-income security, the more susceptible it is to interest rate risk. The duration of a fixed-income security may be equal to or shorter than the stated maturity of a fixed-income security. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates. Duration measures the price sensitivity of a fixed-income security given a change in interest rates. For example, if a fixed-income security has an effective duration of three years, a 1% increase in general interest rates would be expected to cause the security’s value to decline about 3% while a 1% decrease in general interest rates would be expected to cause the security’s value to increase about 3%.

Comment 12. Loan Liquidity Risk: Please add the following disclosure from the full risk to the summary risk: “Loan instruments may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of loans may require weeks to complete. Thus, transactions in loan instruments may take longer than seven days to settle.

Response: The Registrant will add the following underlined disclosure to the summary Loan Liquidity Risk factor:

“Loan Liquidity Risk. Loans generally are subject to legal or contractual restrictions on resale. The liquidity of loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual loans. For example, if the credit quality of a loan unexpectedly declines significantly, secondary market trading in that loan can also decline for a period of time. During periods of infrequent trading, valuing a loan can be more difficult and buying and selling a loan at an acceptable price can be more difficult and delayed. Difficulty in selling a loan can result in a loss.

Loan instruments may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of loans may require weeks to complete. Thus, transactions in loan instruments may take longer than seven days to settle. This could pose a liquidity risk to the Fund and, if the Fund’s exposure to such investments is substantial, could impair the Fund’s ability to meet shareholder redemptions in a timely manner.”

Comment 13. “Eliminating the Sales Charge.”

In the second bullet there is reference to “a program offered by a Financial Intermediary.” This disclosure should be specific. All financial intermediaries who have such agreements should be specified or described in a way that an investor can determine whether an investment with his or her intermediary would qualify for this waiver. See Investment Management Guidance Update 2016-06.

Response: The Registrant has reviewed Investment Management Guidance Update 2016-06 (IMGU 2016-06). The Registrant respectfully believes that IMGU 2016-06 applies to the addition of an Appendix describing sales load variations for a particular intermediary and does not apply to the disclosure in question. Instead, the disclosure in question applies to intermediaries that are not included on Appendix B. The Registrant believes that the language identified is for a financial intermediary’s use and not a shareholder’s use, is specific to the circumstances in which it will be used by a financial intermediary and is disclosure commonly used throughout the mutual fund industry. Therefore, the Registrant respectfully declines to make changes to its disclosure.

Comment 14. “Sales Charge When You Redeem.”

In the fifth bullet there is reference to “a program offered by a Financial Intermediary.”, this should be specific. All financial intermediaries who have such agreements should be specified or described in a way that an investor can determine whether an investment with his or her intermediary would qualify for this waiver. See Investment Management Guidance Update 2016-06.

Response: Please see response to Comment 13, above.

Comment 15. “Sales Charge When You Redeem.”

In the bullet “A Class Only, there is reference to “a program offered by a Financial Intermediary.” This should be specific. All financial intermediaries who have such agreements should be specified or described in a way that an investor can determine whether an investment with his or her intermediary would qualify for this waiver. See Investment Management Guidance Update 2016-06.

Response: Please see response to Comment 13, above.

Comment 16. How to Redeem and Exchange Shares: In the section “How to Redeem and Exchange Shares,” there is the statement that “Depending upon the method of payment, when shareholders receive redemption proceeds can differ.” Item 11(c)(7) of Form N-1A requires the “number of days following receipt of shareholder redemption requests in which the fund typically expects to pay out redemption proceeds to redeeming shareholders. If the number of days differs by method of payment (e.g., check, wire, automated clearing house), then disclose the typical number of days or estimated range of days that the fund expects it will take to pay out redemptions proceeds for each method used.” Please revise the disclosure to conform to the requirements of Form N-1A Item 11(c)(7).

Response: The Registrant has approved the following disclosure to be included in the “Redemptions and Exchanges” section for all Federated funds.

“Redemption proceeds normally are wired or mailed within one business day after receiving a timely request in proper form. Depending upon the method of payment, when shareholders receive redemption proceeds can differ. Payment may be delayed for up to seven days under certain circumstances.”

For each type of redemption method, there are delivery factors, such as the U.S. Mail and bank procedures, that are outside of a fund’s control. Therefore, the Registrant respectfully believes that the above disclosure is responsive to the Staff’s comments and to Item 11(c)(7) and (8) of Form N-1A which allows a fund to disclose to shareholders the typical number of days or estimated range of days in which a fund expects it will take to pay out redemption proceeds.

However, in light of the Staff’s comment, the Registrant will add the following underlined sentence to its current disclosure:

“Redemption proceeds normally are wired or mailed within one business day after receiving a timely request in proper form. For each type of redemption method, there are delivery factors, such as the U.S. Mail and bank procedures, that are outside of the Fund’s control. Depending upon the method of payment, when shareholders receive redemption proceeds can differ. Payment may be delayed for up to seven days under certain circumstances.”

Comment 17. Methods the Fund May Use to Meet Redemption Requests: With respect to the section “Methods the Fund May Use to Meet Redemption Requests”, in the third bullet point “Redemption in Kind”, please add disclosure noting that in-kind securities will remain at market risk until sold, that shareholders may incur brokerage costs and may incur taxable capital gains when converting in-kind securities to cash.

Response: The Registrant notes that the Fund’s SAI provides additional disclosure regarding Redemption in Kind which includes the following statement in compliance with Item 23(d) of Form N-1A:

“Redemption in-kind is not as liquid as a cash redemption. If redemption is made in-kind, shareholders receiving the portfolio securities and selling them before their maturity could receive less that the redemption value of the securities and could incur certain transaction costs.”

However, in light of the Staff’s comment, the Registrant will add the following disclosure to the prospectus (additions underlined):

“Redemption in Kind. Although the Fund intends to pay Share redemptions in cash, it reserves the right to pay the redemption price in whole or in part by an “in-kind” distribution of the Fund’s portfolio securities. Because the Fund has elected to be governed by Rule 18f-1 under the 1940 Act, the Fund is obligated to pay Share redemptions to any one shareholder in cash only up to the lesser of $250,000 or 1% of the net assets represented by such Share class during any 90-day period. Redemptions in kind are made consistent with the procedures adopted by the Fund’s Board, which generally include distributions of a pro rata share of the Fund’s portfolio assets. Redemption in kind is not as liquid as a cash redemption. If redemption is made in kind, shareholders receiving the portfolio securities and selling them before their maturity could receive less than the redemption value of the securities and could incur certain transaction costs.”

Comment 18. Appendix B:

We note the reference to “the same fund family” in the final bullet under “Front-End Sales Load Waivers on Class A Shares Available at Merrill Lynch” as well as the final bullet under “Front-end Sales Charge Waivers on Class A Shares available at Morgan Stanley Wealth Management.” Does “the same fund family” mean all Federated Funds? Please clarify the meaning of this language.

Response: The term “same fund family” refers to Federated mutual funds. The Registrant will add the following clarifying introductory sentence immediately after the heading “Appendix B: Sales Charge Waivers and Exchange Features for Shareholders Purchasing Through Certain Financial Intermediaries”:

“The term “fund family”, used herein, shall refer to the Federated mutual funds.”

Comment 19. SAI – Securities Lending. In the first paragraph it states that “The Fund may lend portfolio securities to borrowers that the Adviser deems creditworthy. In return, the Fund receives cash or liquid securities from the borrower as collateral.” The SEC’s position is that acceptable collateral is limited to cash, government securities and irrevocable bank standby letters of credit not issued by a fund’s bank lending agent. Revise to delete the reference to “liquid securities.”

In the second paragraph it states that an acceptable investment in which the Fund may reinvest cash collateral includes securities of affiliated money market funds, including money market funds that can impose redemption fees and liquidity gates. A fund can only reinvest cash collateral in highly liquid short-term obligations. How does investing in affiliated money market funds, including those with a floating NAV, comply with this requirement since investments must be highly liquid at all times?

Response:

The Registrant will delete the reference to “or liquid securities” in the first paragraph under “Securities Lending.”

Regarding the Fund investing in affiliated money market funds, the Registrant notes that prior to reforms in 2014, funds typically invested cash collateral in government and prime money market funds. Subsequent to the reforms, the SEC created three categories of money market funds: government, retail, and institutional. Retail and institutional funds are subject to liquidity fees and redemption gates. As retail funds are limited to natural persons, mutual funds are limited to investment in government and institutional money market funds. Money market funds can only invest in highly liquid securities - eligible securities - which for Rule 2a-7 purposes include without limitation any registered investment company that is a money market fund. Additionally, the Registrant notes that the SEC staff issued guidance stating that a floating NAV money market fund qualifies as “cash items” because the fluctuations in the amount of cash received upon redemption would likely be small and would be consistent with the concept of a “known” amount of cash. (See 2014 Money Market Fund Reform Frequently Asked Questions: Question 62.) To the extent that the liquidity of these institutional money market funds ever became a concern, and liquidity fees or gates in turn became a concern, other alternatives would be considered. Therefore, the Registrant respectfully declines to make changes to its disclosure regarding investing in affiliated money market funds.

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal